UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

____________________________________________

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

 ____________________________________________

ANADIGICS, Inc.

(Name of Subject Company)

  ____________________________________________

ANADIGICS, Inc.

(Name of Person Filing Statement)

  ____________________________________________

Common Stock, par value $0.01 per share

(Title of Class of Securities)

032515108

(CUSIP Number of Class of Securities)

 ____________________________________________

 Ronald L. Michels

Chairman and Chief Executive Officer

ANADIGICS, Inc.

141 Mt. Bethel Road

Warren, New Jersey 07059

(908) 668-5000

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

Copies to:

W. Raymond Felton

Greenbaum, Rowe, Smith & Davis LLP

P.O. Box 5600

Woodbridge, New Jersey 07095

(908) 549-5600

____________________________________________

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 ("Amendment No. 2") amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Anadigics, Inc. ("ANADIGICS" or the "Company") with the Securities and Exchange Commission (the "SEC") on November 24, 2015 and Amendment No. 1 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company with the SEC on December 7, 2015 (as amended, the "Schedule 14D-9"). The Schedule 14D-9 relates to the tender offer by Aloha Acquisition Sub, Inc., a Delaware corporation ("Purchaser") and a wholly-owned subsidiary of Aloha Holding Company, Inc., a Delaware corporation ("Parent"), which is a wholly-owned subsidiary of GaAs Labs, LLC, a California limited liability company (“GaAs Labs” and together with Purchaser and Parent, the “Offerors”), to purchase all of the outstanding shares of the Company's common stock, $0.01 par value per share, at a purchase price of $0.35 per share, net to the seller in cash without any interest and subject to any applicable withholding tax, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 24, 2015, a copy of which is attached as Exhibit (a)(1)(A) to the Tender Offer Statement on Schedule TO filed by Parent and Purchaser with the SEC on November 24, 2015 (as amended and supplemented from time to time, the "Schedule TO"), and in the related Letter of Transmittal, a copy of which is attached as Exhibit (a)(1)(B) to the Schedule TO.

Except as set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment No. 2. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

Item 4. The Solicitation or Recommendation.

Item 4 of the Schedule 14D-9 is hereby amended and supplemented as follows:

The following paragraphs are hereby added immediately after the last paragraph under the heading "The Solicitation or Recommendation—Background of the Offer and the Merger" on page 17 of the Schedule 14D-9:

"Under the terms of the Merger Agreement, the Company was permitted to solicit alternative Acquisition Proposals, as defined in the Merger Agreement, from third parties during a Go-Shop Period that ended at 11:59 p.m. New York City time on December 6, 2015. During the Go-Shop Period, discussions were held with 14 parties and the Company entered into additional non-disclosure agreements with five parties.

The Company announced on December 7, 2015 that the Go-Shop Period had elicited Acquisition Proposals, which the Company's Board of Directors had determined were likely to lead to a Superior Offer, as defined in the Merger Agreement, and that certain bidders had been deemed to be Excluded Parties, as defined in the Merger Agreement.

During the period from December 7, 2015 through December 15, 2015, the Company and its advisors continued to negotiate with each of the Excluded Parties. The Company's Board of Directors convened on multiple occasions during this period to receive updates from the Company's management, financial advisors and legal advisors concerning the negotiations with the Excluded Parties and to direct management in connection therewith.

On December 15, 2015, the Company’s Board of Directors, after consultation with its financial and legal advisors, unanimously determined that an offer from a third party to acquire all of the outstanding Shares for $0.48 per Share in cash pursuant to an all-cash tender offer and second-step merger constitutes a "Superior Offer" within the meaning of the Merger Agreement.

In accordance with the terms of the Merger Agreement, the Company notified GaAs Labs of the Board of Directors’ determination and intention to effect a change of recommendation and to terminate the Merger Agreement. This notice commenced a five business day period that will expire on December 22, 2015, during which the Company may not change its Board’s recommendation nor terminate the Merger Agreement and GaAs Labs has the right to make proposals to the Company.”

Item 9. Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by inserting the following exhibit thereto:

Exhibit No.	Description
(a)(5)(D)

Press Release issued by the Company on December 16, 2015
(incorporated by reference to Exhibit 99.1 of the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on December 16, 2015).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ANADIGICS, Inc.

By:	/s/ Ronald L. Michels
	Name:	Ronald L. Michels
	Title:	Chairman and Chief Executive Officer

Dated: December 16, 2015

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